Rentokil Initial

FILE NO: 82-3806

RECEIVED

2005 MAR 14 P 3:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 March 2005

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05006434

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Preliminary Results for year 31 December 2004.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Announcement of appointment of Doug Flynn as Chief Executive with effect from 4 April 2005. 6.2 Two Notifications of major interests in shares

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Registered in England No. 224814
Registered Office Felcourt, East Grinstead RH19 2JY

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Appointment
Released	07:00 07-Feb-05
Number	2748I

RNS Number:2748I
Rentokil Initial PLC
06 February 2005

6th February 2005

RENTOKIL INITIAL ANNOUNCES APPOINTMENT OF DOUG FLYNN
AS CHIEF EXECUTIVE

Rentokil Initial plc today announces that it has appointed Doug Flynn (55) as Chief Executive.

Mr Flynn is currently Chief Executive of the global marketing services company Aegis Group PLC and will join Rentokil Initial with effect from 4 April 2005. He joined the Aegis board in 1998 as a non-executive director and was appointed Chief Executive in 1999. Prior to this he spent 13 years with the News Corporation Ltd in the UK and Australia, latterly as Managing Director of News International Plc. Before joining the News Corporation Ltd he was with ICI for 10 years working in Australia and Hong Kong in various management roles.

Doug Flynn's five year tenure at Aegis has seen the business double in size, transforming it from a European media buying business to a marketing services group with global coverage employing approximately 10,500 staff in over 60 countries. As Chief Executive he has been responsible for re-thinking the strategy to meet the challenges posed by increased competition in the market and global consolidation.

Aegis, which is listed on the London Stock Exchange, currently has annualised turnover of over £7 billion, revenues of £650 million and a market capitalisation of circa £1.2 billion. Over the last two years the company has delivered record profits which have been achieved by a mix of strong organic growth and acquisitions.

Prior to joining Aegis, Doug was responsible for major structural and management changes at News International, improving operations and achieving a more commercial focus and more aggressive pursuit of market opportunities.
Brian McGowan said today, "Doug Flynn's extensive international experience at driving through structural change, building strong management teams and growing businesses to meet challenging and competitive markets are exactly the qualities we believe are required at Rentokil Initial. He has strong experience of running a diversified global services business made up of multiple operating units and has a proven track record of developing businesses operating in diverse geographies.

"The Board was very impressed by Doug's energy, enthusiasm and obvious leadership qualities. We are delighted to welcome him to Rentokil Initial."

Doug Flynn commented, "Rentokil Initial is a world class business with strong brands and a committed workforce. I am very much looking forward to working with the Board and management team to meet the competitive challenges in the market place and maximise the opportunities for growth in the business."

For further information please contact:

Charles Grimaldi, Corporate Affairs Director 07801 019908

John Sunnucks, Brunswick Group LLP 07974 982356

Alex Mackey, Catullus Consulting 07773 787458

Notes to Editors

1. Remuneration

The principle behind Doug Flynn's remuneration package is to align financial reward to the performance of Rentokil Initial and the interests of shareholders. He is incentivised to build a strong and sustainable business for the medium and long term - there is no payment under the bonus or LTIP if the company underperforms.

- Salary - £800,000 p.a
- Bonus - on target 50% of salary
  - maximum 100% of salary
- Normal benefits (e.g. medical, life assurance, car, defined contribution pension)
- Notice period - 12 months but notice cannot be given in first 12 months
- Long term incentive plan for next 5 years:-
  a) A share award equivalent to one year's salary for each year
  b) TSR performance targets against comparator groups for vesting:-
     i) below median - nil
     ii) at median - 25%
     iii) at upper quartile - 100%
     iv) pro rata between median and upper quartile
  c) three equal tranches tested for performance vesting at end of 3rd, 4th and 5th years
  d) no retesting
- £2.4 million compensation for shares forfeited at Aegis (independently valued at £2.5 million) to be paid one third in cash and two thirds in Rentokil Initial shares, in three tranches.

2. Biography of Doug Flynn

1998 - Present	AEGIS GROUP PLC
1999 - Present	CEO
1998 - 1999	Non-Executive Director
1987 - 1999	THE NEWS CORPORATION LTD
1994 - 1999	Deputy Managing Director, News International Newspapers Limited Managing Director, News International Plc
1990 - 1994	Managing Director, News Limited Suburban Newspapers, Sydney, Australia
1987 - 1990	Chief Executive and Managing Director, Davies Brothers Limited
1985 - 1987	IBIS DH&S Australia Senior Consultant, Strategic Services Division
1975 - 1985	ICI AUSTRALIA LIMITED
1984 - 1985	Manager, Strategic Planning, ICI Australia Limited
1982 - 1984	Regional Manager, WA - ICI Explosives Division
1982	Strategy Research for ICI Australia Explosives Division
1980 - 1982	Manager, ICI Explosives International, Hong Kong
1978 - 1980	Marketing and Sales Manager, Bulk Operations, ICI, Australia
1975 -1978	Senior Projects, Engineer, ICI Australia Explosives Division
1973 - 1975	AUTOMATIC ICE CO AND FLYNN O'KEEFE
1967 - 1973	BROKEN HILL PTY CO LTD (BHP)

Education

University of Newcastle, Australia	BE (Chemical Engineering) Hons, 1972
University of Melbourne, Australia	MBA with Distinction, 1978

Nationality
Australian

3. Rentokil Initial

Rentokil Initial is one of the largest business services companies in the world, with some 93,000 employees, providing a range of support services. It operates across more than 40 countries, including the major economies in Europe, North America, Asia Pacific and Africa. The business operates in four markets: Hygiene, Security, Facilities Management and Parcels Delivery. All of the services within these four markets are provided under either the 'Rentokil' or 'Initial' brand names.

END

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Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	16:55 14-Feb-05
Number	5966I

RNS Number:5966I
Rentokil Initial PLC
14 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Clients of Janus Capital Management LLC

5. Number of shares / amount of stock acquired

70,959,611

6. Percentage of issued class

3.92%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

9 February 2005

11. Date company informed

14 February 2005

12. Total holding following this notification

70,959,611

13. Total percentage holding of issued class following this notification

3.92%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making

this notification

Date of notification

14 February 2005

END

Regulatory Announcement

Go to market news section

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	16:24 21-Feb-05
Number	8549I

RNS Number:8549I
Rentokil Initial PLC
21 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Janus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Clients of Janus Capital Management LLC

5. Number of shares / amount of stock acquired
6,052,921

6. Percentage of issued class
0.33%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
16 February 2005

11. Date company informed
21 February 2005

12. Total holding following this notification
77,012,532

13. Total percentage holding of issued class following this notification
4.25%

14. Any additional information

No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
21 February 2005

END

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Rentokil Initial

NEWS RELEASE

24th February 2005

RENTOKIL INITIAL PLC
PRELIMINARY RESULTS FOR THE YEAR TO 31ST DECEMBER 2004

HIGHLIGHTS

- **Profit Before Tax and Exceptional Items at £350.8m, at constant 2003 average exchange rates, was in line with the guidance first given to the market in May 2004.**
- **Profit Before Tax and Exceptional items at £347.2m, at reported exchange rates, was marginally ahead of market expectations.**
- **Operating Cash Flow, at £231.8m, was excellent.**
- **Final Dividend Per Share is proposed at 4.78p to take the total dividend for 2004 to 6.71p, an increase of 10.0% over 2003.**
- **Doug Flynn appointed as Chief Executive.**

Chairman Brian McGowan said today:

> *"Those actions initiated in July 2004 aimed at re-energising the company through reinvestment in sales, service, IT, R&D and HR and increasing the pace of activity on acquisitions, have continued into 2005.*
>
> *As expected, there has, as yet, been no noticeable improvement in the trend of contract portfolio development or short-term trading results. The board, however, continues to believe that the reinvestment programme is essential and will continue at present levels.*
>
> *In November 2004, I stated that a further deterioration in trading results would continue into the first half of 2005, but that, thereafter, the benefits of the investments and cultural changes should start to come through, even though the year as a whole was likely to give a weaker performance than in 2004. Three months on, this remains my view."*

Financial Summary

- **Turnover** from continuing operations increased by 2.0% at constant 2003 average exchange rates to £2,473.7m and by 0.4% at reported exchange rates to £2,435.3m.
- **Profit Before Tax And Exceptional Items** at constant 2003 average exchange rates was £350.8m. Exchange differences of £3.6m reduced this to a reported £347.2m.
- **Profit Before Tax** after exceptional items, at reported exchange rates, was £297.8m.
- **Operating Cash Flow** was excellent at £231.8m, representing 89% of reported pre-exceptional, post-tax profit.
- **Earnings Per Share** at 11.87p represented a decline of 25.0%, which increases to 14.30p (13.2% lower than 2003) on an adjusted, pre-exceptional basis.
- **Final Dividend Per Share** is proposed at 4.78p to take the total dividend for 2004 to 6.71p, an increase of 10.0% over 2003.
- **Contract Portfolio** increased in 2004 by an annualised £33.5m at constant 2003 average exchange rates.

Segmental Commentary – Continuing Operations

(All at constant 2003 average exchange rates. Operating profit relates to pre-exceptionals)

Hygiene

Total Hygiene turnover grew by 1.3% to £995.4m with operating profit down by 13.9% at £247.5m.

Hygiene Services turnover was up by 1.2% at £767.2m, with operating profit down by 16.1% to £170.0m. Contract portfolio net gain was £16.1m (2.2%) with £4.5m of this coming from acquisitions.

- Within the total turnover of £767.2m, washroom slipped by 0.2% to £305.6m, garments grew by 2.7% to £249.7m, floorcare increased by 5.7% to £42.3m, linen increased by 1.4% to £112.9m, whilst other hygiene fell by 1.2% to £56.7m.
- In the UK, where turnover fell by 3.1% to £176.3m and operating profit dropped by 45.2% to £29.7m, the new management team continues to reorganise the washroom operations. In addition, a dedicated team is engaged in separating out the linen and garment activities, ahead of the envisaged withdrawal from these parts of the business. Preliminary discussions are underway with potential acquirers for all or parts of these activities. Earlier guidance on possible exit costs remains unchanged, as does the risk to 2005 trading arising from the potential disruption associated with the reorganisation and phased exit processes.

- In Continental Europe turnover grew by 2.8% to £500.4m whilst operating profit slipped 3.7% to £109.5m. Turnover and operating profit growth were encouraging in a number of countries including Belgium, France, Portugal and Sweden. In Germany the pressure on turnover, evident in the first half (-1.8%), intensified to leave the full year down by 4.2%, albeit the trend of operating profit regression of 23.7% at the half year to 27.7% for the full year was less severe. As required under German law, the company continues to consult with the representatives of the work force of the German hospital linen activity and to progress options to eliminate the losses in the order of £1.5m p.a.

- In the small North American business, turnover fell by 0.8% to £6.0m with the operating profit regression extending to 27.1%, to leave operating profit at £1.3m.

- In Asia Pacific and Africa, whilst turnover grew by 1.2% to £84.5m, operating profit, impacted in part by increased revenue investments, fell 10.3% to £29.5m. Malaysia, South Africa, Philippines, Taiwan and Indonesia produced good turnover growth, but a flat performance in the large Australian business and regressions in Singapore and Hong Kong were disappointing.

Pest Control turnover at £228.2m showed improved growth (at 1.7%) from that reported at the ten months, albeit increased revenue investments and the sales mix of contracts to jobs resulted in an 8.6% reduction in operating profit to £77.5m. Contract portfolio net gain was £4.7m (2.6%) with £1.0m of this coming from acquisitions.

- The UK business, where a new managing director has recently been appointed, had a turnover regression of 0.8% to £69.4m, with operating profit falling by 9.7% to £31.9m.

- Turnover in Continental Europe at £107.0m increased by 0.9%, with Belgium, Portugal, Spain, Finland and Greece each growing well. Regressions in Denmark, Norway, Sweden and Ireland were disappointing, although an improvement in Germany, from a 1.9% regression at the half year to a flat position for the year as a whole, was encouraging. Continental Europe operating profit regression of 8.2% to £33.8m reflected, in part, the above reasons but, once again, Germany was encouraging with a regression of 5.0% in the first half being pulled back to 2.5% for the full year.

- In North America turnover growth accelerated to 6.3% with all the business units, in particular Canada, contributing to this performance. Operating profit of £2.5m on total turnover of £16.6m was some 1.9% lower than 2003.

- Growth in Asia Pacific and Africa accelerated to 7.2% to produce turnover of £35.2m. Australia, Malaysia, New Zealand, South Africa, Indonesia and Philippines produced the best growth, although regressions in Hong Kong, Singapore and Thailand held back the overall level of growth. Operating profit fell by 7.4% to £9.3m despite an encouraging performance in Australia.

Security

Total Security turnover at £591.4m was 1.3% up on 2003, albeit with operating profit falling by 8.9% to £53.0m.

- Within the total, electronic security turnover grew by 4.4% to £251.6m, with operating profit 5.7% lower at £41.6m. Contract portfolio growth of £9.0m (11%) came from a combination of organic growth (£3.5m) and acquisitions (£5.5m). Manned guarding saw turnover fall by 0.9% to £339.8m and operating profit by 18.6% to £11.4m,

although a pick-up in contract portfolio net gain towards the end of the year produced organic portfolio growth of £1.8m (0.6%) for 2004 as a whole.

- In the UK, turnover fell by 2.9% to £261.5m, with a 7.3% fall in manned guarding in very difficult market conditions, more than negating the 1.2% (£1.7m) increase in electronic, which benefited from four bolt-on acquisitions contributing c. £3.5m of turnover. Operating profit at £33.4m was 13.3% down, with manned guarding (where the managing director has recently been replaced) being the worst relative performance. Electronic operating profit also regressed due to a combination of increased sales and marketing investment, to address the underlying decline in organic installation turnover, as well as development and reorganisation costs associated with the bolt-on acquisitions.

- Continental Europe turnover at £143.7m was up by 6.2%, approximately a half of this growth coming from the Belgian electronic market entry acquisition made at the end of 2003. France performed well, whilst Belgian manned guarding and the Dutch electronic business each produced growth broadly in line with inflation. Despite the modest profit contribution from the aforementioned Belgian electronic acquisition, total operating profit fell by 1.9% to £13.0m, the Belgian guarding and the French electronic businesses both regressing whilst the Dutch electronic business produced only flat profits.

- In North America turnover and operating profit growth were broadly in line at 3.8% and 4.0% respectively to £186.2m and £6.6m respectively. All three business units (US manned guarding, US electronic and Canadian manned guarding) contributed to the growth in both turnover and profit.

Facilities Management

Total Facilities Management turnover grew by 1.2% to £659.2m but the operating profit regression experienced at the half year escalated to 16.4% for the year as a whole to produce £66.7m.

Facilities Management Services grew turnover by 0.9% to £456.6m but very challenging market conditions were the principal cause of the operating profit slippage of 18.8% to £28.9m. Whilst contract portfolio was flat across the year as a whole, the underlying profitability of the exit portfolio of £380.2m was lower than that of the £380.1m at the start of 2004 due to fierce competition on re-bids and new business wins.

- In the UK (which represents 83% of turnover and 88% of operating profits), whilst turnover increased by 0.6% to £380.2m, operating profits fell by some 19.3% to £25.5m, with almost half of the £6.1m regression coming from the core cleaning operation.

- Continental Europe cleaning turnover increased by 4.0% to £51.0m although pricing and cost pressures caused operating profit to fall by 20.1% to £2.4m.

- Notwithstanding two partial disposals, the reduced scale North American operation continued to make a loss, this almost doubling to £1.2m on turnover 2.6% lower at £21.2m. Options to eliminate these losses are being actively considered.

- In Asia Pacific and Africa, turnover and operating profit increased by £0.3m and £0.5m to £4.2m and £2.2m respectively.

Tropical Plants continued the improving in-year trend with turnover and operating profit regressions slowing to 1.0% and 29.8% respectively for the year as a whole (compared to reductions of 3.5% and 38.0% respectively in the first half). Turnover ended the year at £111.5m with operating profit of £12.5m. Contract portfolio net gain of £0.2m benefited from £1.1m of acquisitions.

- Despite a turnover growth of 5.3% to £12.8m, operating profit in the UK fell by 51.3% to £2.0m.

- In Continental Europe turnover and operating profit each fell by 4.4% to £28.0m and £4.1m respectively, with encouraging performances in The Netherlands, Spain and Ireland being offset elsewhere, in particular Belgium, Norway and Germany.

- A 0.3% turnover regression for the full year in North America to £61.4m with a 34.0% fall in operating profit to £4.8m, whilst very disappointing, were improvements over the first half where the falls were 2.7% and 61.5% respectively.

- Similar comments to North America also apply to Asia Pacific and Africa, turnover and operating profit falls of 2.7% and 29.7% respectively to £9.3m and £1.6m improving from the 4.4% and 39.4% reductions reported for the first half.

Conferencing continued to improve the trends of turnover growth and operating profit regressions, these ending the year at 6.2% and 4.2% respectively to produce full year totals of £91.1m and £25.3m respectively. Contract portfolio net gain was £1.6m (4.5%).

Parcels Delivery

The UK (which represented 98% of total turnover of £227.7m and 96% of total operating profit of £31.3m) grew turnover by 9.7%, albeit mix and certain revenue investment costs held back operating profit growth to 2.0%, which was, however, an improvement compared to both the first half and the ten months.

GEOGRAPHIC COMMENTARY – CONTINUING OPERATIONS

(All at constant 2003 average exchange rates. Operating profit relates to pre-exceptionals)

UK turnover grew by 1.2% to £1,214.9m with operating profit down by 19.0% to £177.8m.

Continental Europe turnover was up by 3.0% at £830.1m with operating profit declining by 4.9% to £162.8m.

In **North America**, where management in the US and Canada has been restructured, turnover increased by 2.5% to £291.4m whilst operating profit fell by 18.6% to £14.0m.

Asia Pacific and Africa increased turnover by 1.9% to £137.3m, although operating profit fell by 9.3% to £43.9m.

OTHER ITEMS

Exceptional Items – The ten month trading statement issued on 30th November 2004 identified a number of potential specific, one-off items, totalling an estimated net cost of £35.0m. These have now materialised broadly in line with the earlier guidance:-

	£m
- Impairment of goodwill, in particular US Tropical Plants and German Hospital Textile Services	(14.4)
- Impairment of fixed assets in US Facilities Management	(9.3)
- Increases in vacant property and environmental provisions in respect of specific properties in the UK and US	(19.7)
- Potentially uninsured losses in respect of product supply by a discontinued business	(6.0)
Exceptional Losses Charged to Operating Profit	(49.4)
Gain on the sale of a 25.1% stake in the South African business as part of a black economic empowerment (BEE) initiative.	14.2
Gain taken to the Statement of Recognised Gains and Losses	14.2
Net Cost	(35.2)

Currency – Differences on exchange, compared to constant 2003 average exchange rates, were a negative £40.0m on turnover (principally £25.5m USA and £10.6m Europe) and a negative £3.6m on profit before tax and exceptional items (principally £2.1m Europe and £1.0m US).

Contract Portfolio – The annualised value of the contract portfolio for continuing operations (based upon unaudited, pro-forma management information) increased by £33.5m in the year, the closing value thereof at £1,843.1m (measured at constant 2003 average exchange rates) representing c. 75% of 2004 full-year turnover from continuing operations.

Acquisitions – Nineteen bolt-on acquisitions, with aggregate annualised turnover of c. £19m were made in Hygiene, Security and Tropical Plants in UK, Continental Europe, North America and Asia Pacific at a total cash cost of £27.5m. These produced in-year turnover of £7.6m, operating profit of £2.4m and profit before tax of c. £1.5m.

Since the year end a further six acquisitions have been made with turnover of c. £6.2m, at an aggregate cost of £6.4m.

In recent months the in-house acquisition team has been strengthened, in particular through the recently reported external appointment of a Group Acquisitions Director.

Disposals – In addition to the aforementioned 25.1% sale of the South African company, as previously reported, two under-performing businesses within the North America Facilities Management activity and the London based courier business within UK Parcels Delivery, were sold in 2004. At reported exchange rates there was no gain or loss on disposal. In 2004, prior to their disposal, these businesses contributed £15.5m of turnover and £0.4m of operating profit at reported exchange rates.

Interest and Cash Flow – The net interest charge for the full year of £48.3m was 2.8% higher than 2003, the benefit of excellent operating cash flow of £231.8m (*) being overtaken by the

combined cash outflow effects of increased dividends, limited share buybacks and acquisition spend as well as the impact, in the second half, of increasing sterling interest rates.

* *before management of liquid resources, financing, dividends, acquisitions, disposals and adjusted for capital expenditure financed by leases.*

Tax – The profit and loss tax rate, on a pre-exceptional basis, was 25.0%, this increasing to 27.4% on a reported basis, within the range of 26% to 28% which is still seen as sustainable for the foreseeable future.

Pensions – The pro-forma FRS17, post-deferred tax deficit increased in 2004 to some £184m, the benefit of the increase in the value of gross assets being exceeded by a combination of increased life expectancy assumptions, bond yield movements and revised assumptions in respect of price inflation, salary and pension increases and the expected rate of return on assets.

As previously indicated, the £6.8m 2004 cash contribution into the UK defined benefit scheme will increase to c. £10.0m in 2005. Company cash contributions for 2006 onwards are not quantifiable at this stage, albeit it is anticipated that they are likely to show a further significant increase once the March 2005 triennial actuarial revaluation has been undertaken. To part mitigate the effects of this, members of the existing scheme have been advised that, from 1st April 2005, employee contributions will increase by 2% pa. and the maximum future increases in pension payments in respect of pensions earned after 5th April 2005 will be reduced from 5% to 2.5% p.a., in line with recently announced Government relaxation of the previous rules.

Share Buy-Back – As previously announced the share buy-back programme has been suspended, purchases in 2004 having been confined to some 14.5m shares at a cost of £24.2m in the first half.

Net Debt at 31st December 2004 was £1,135.6m, £72.3m lower than the £1,207.9m at 31st December 2003. In November 2004, following the ten-month trading statement, Standard and Poors reconfirmed their credit rating of BBB+ with a stable outlook.

Ashtead resumed the payment of interest on a current basis in April 2004 and the half-yearly payment due in October 2004 was also made on the due date. We continue to closely monitor developments at Ashtead and are encouraged by their bank refinancing, trading results and prospects and the share price out-performance in recent months.

International Financial Reporting Standards – As indicated in our 30th November 2004 trading statement, we continue to make good progress on planning for the transition to IFRS. There are no further significant developments to report in this area, at this stage. We expect to present the main reconciling items between the 2004 UK GAAP results and the IFRS adjusted results early in the second half of 2005, prior to our scheduled 2005 interim results announcement.

New Holding Company – We anticipate that the implementation of IFRS will have an impact upon the company's distributable reserves, in particular the need to recognise (under IAS19) the pension fund deficit as a liability.

To ensure sufficient distributable reserves remain to support the likely dividend requirements in the medium to long term, the company proposes to implement a corporate reorganisation, by way of a court approved scheme of arrangement under S425 of the Companies Act 1985, similar to those implemented by a number of other, large UK listed companies.

Under the reorganisation, which should not result in any disruption to the company's day-to-day commercial operations, a new listed holding company would acquire the existing group and implement a reduction of capital to create additional distributable reserves. The scheme will require shareholder approval which will be sought at meetings which are likely to be held on the same day as the AGM. The reorganisation is currently expected to become effective prior to 1 July 2005 and a further announcement will be made in due course.

PROSPECTS FOR 2005

With the final 2004 results being marginally ahead of market expectations and with the earlier uncertainty as to who, as chief executive, would lead the company forward having now been resolved, the board remains convinced that the right actions are being taken to return to a path of sustainable growth over the medium to longer term.

As stated in the 30th November 2004 trading statement, the board still anticipates a further deterioration in trading results into the first half of 2005, although the benefits of the investments and cultural changes should start to come through thereafter. However, and again in line with earlier guidance, the year as a whole is likely to give a weaker performance than in 2004.

As previously announced, in the absence of unforeseen circumstances, the board restates its intention to recommend an increase in the dividend for 2005 of a further 10% to 7.38 pence per share.

END

A video interview with Chairman, Brian McGowan, will be available from 07.30hrs and can be accessed from the company website www.rentokil-initial.com. Also available on our website, from 13.30hrs, will be an audio/slide webcast of the presentation to analysts & investors.

For further information contact

B D McGowan, Chairman	
R C Payne, Finance Director	*01342 833022*
C D Grimaldi, Corporate Affairs Director	
John Sunnucks, Brunswick Group LLP	*020 7404 5959*
Alex Mackey, Catullus Consulting	*07773 787458*

PRO-FORMA UN-AUDITED ANNUALISED VALUE OF CONTRACT PORTFOLIO OF CONTINUING BUSINESSES

£m at constant 2003 average exchange rates	1.1.04	New Business	Terminations	Net Additions/ Reductions (note 1)	Acquisitions	31.12.04
Hygiene Services	726.5	81.0	(81.5)	12.1	4.5	742.6
Pest Control	179.8	31.9	(34.5)	6.3	1.0	184.5
Total Hygiene	906.3	112.9	(116.0)	18.4	5.5	927.1
Electronic	81.5	7.0	(7.5)	4.0	5.5	90.5
Manned Guarding	314.2	49.0	(47.6)	0.4	-	316.0
Total Security	395.7	56.0	(55.1)	4.4	5.5	406.5
Facilities Mngmnt Services	380.1	47.5	(56.7)	9.3	-	380.2
Tropical Plants	91.7	10.5	(14.7)	3.3	1.1	91.9
Conferencing	35.8	1.9	(0.5)	0.2	-	37.4
Total Facilities Management	507.6	59.9	(71.9)	12.8	1.1	509.5
TOTAL	1,809.6	228.8	(243.0)	35.6	12.1	1,843.1

Notes:-

1. This represents the net of additions to existing contracts, price increases on existing contracts and reductions to existing contracts.

2. The above include, on a consistent basis, certain estimates where there are regular, variable, elements of revenue contained within the contracts.

3. In addition to the above, a number of the contracts within the contract portfolio generate periodic, ad hoc and/or repeat job work and extras.

SEGMENTAL ANALYSIS - TURNOVER

	Year to 31st December 2004 £m	Year to 31st December 2003 £m
Business Segments (at 2003 average exchange rates)		
Continuing operations		
Hygiene Services	**767.2**	758.1
Pest Control	**228.2**	224.4
Hygiene	**995.4**	982.5
Security	**591.4**	584.0
Facilities Management Services	**456.6**	452.7
Tropical Plants	**111.5**	112.6
Conferencing	**91.1**	85.8
Facilities Management	**659.2**	651.1
Parcels Delivery	**227.7**	208.6
Total continuing operations	**2,473.7**	2,426.2
Discontinued operations	**17.1**	60.0
Total operations (at 2003 average exchange rates)	**2,490.8**	2,486.2
Exchange	**(40.0)**	-
Total as reported (including franchisees and share of associates)	**2,450.8**	2,486.2
Geographic Segments (at 2003 average exchange rates)		
Continuing operations		
United Kingdom	**1,214.9**	1,200.8
Continental Europe	**830.1**	806.3
North America	**291.4**	284.4
Asia Pacific & Africa	**137.3**	134.7
Total continuing operations	**2,473.7**	2,426.2
Discontinued operations	**17.1**	60.0
Total operations (at 2003 average exchange rates)	**2,490.8**	2,486.2
Exchange	**(40.0)**	-
Total as reported (including franchisees and share of associates)	**2,450.8**	2,486.2

SEGMENTAL ANALYSIS - PROFIT

	Year to 31st December 2004			
	Before Exceptional Items £m	Exceptional Items (note 2) £m	Total £m	Year to 31st December 2003 £m
Business Segments (at 2003 average exchange rates)				
Continuing operations				
Hygiene Services	170.0	(3.7)	166.3	202.6
Pest Control	77.5	(0.3)	77.2	84.8
Hygiene	247.5	(4.0)	243.5	287.4
Security	53.0	-	53.0	58.2
Facilities Management Services	28.9	(10.4)	18.5	35.6
Tropical Plants	12.5	(11.5)	1.0	17.8
Conferencing	25.3	-	25.3	26.4
Facilities Management	66.7	(21.9)	44.8	79.8
Parcels Delivery	31.3	-	31.3	30.8
Central Exceptional Items	-	(26.2)	(26.2)	-
Total continuing operations	398.5	(52.1)	346.4	456.2
Discontinued operations	0.5	-	0.5	(0.7)
Total operating profit	399.0	(52.1)	346.9	455.5
Loss on disposal of businesses	-	(0.3)	(0.3)	(11.7)
Interest payable (net)	(48.2)	-	(48.2)	(47.0)
Profit before tax (at 2003 average exchange rates)	350.8	(52.4)	298.4	396.8
Exchange	(3.6)	3.0	(0.6)	-
Profit before tax as reported	347.2	(49.4)	297.8	396.8
Geographic Segments (at 2003 average exchange rates)				
Continuing operations				
United Kingdom	177.8	(21.9)	155.9	219.5
Continental Europe	162.8	(3.7)	159.1	171.1
North America	14.0	(25.6)	(11.6)	17.2
Asia Pacific & Africa	43.9	(0.9)	43.0	48.4
Total continuing operations	398.5	(52.1)	346.4	456.2
Discontinued operations	0.5	-	0.5	(0.7)
Total operating profit	399.0	(52.1)	346.9	455.5
Loss on disposal of businesses	-	(0.3)	(0.3)	(11.7)
Interest payable (net)	(48.2)	-	(48.2)	(47.0)
Profit before tax (at 2003 average exchange rates)	350.8	(52.4)	298.4	396.8
Exchange	(3.6)	3.0	(0.6)	-
Profit before tax as reported	347.2	(49.4)	297.8	396.8

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year to 31st December 2004			Year to 31st December 2003
	Before Exceptional Items	Exceptional Items (note 2)	Total	
	£m	£m	£m	£m
Turnover (including franchisees and share of associates)				
Continuing operations	2,427.7	-	2,427.7	2,426.2
Acquisitions	7.6	-	7.6	-
Continuing operations	2,435.3	-	2,435.3	2,426.2
Discontinued operations	15.5	-	15.5	60.0
Turnover (including franchisees and share of associates)	2,450.8	-	2,450.8	2,486.2
Less:				
Share of turnover of associates (all continuing)	(18.5)	-	(18.5)	(18.7)
Turnover of franchisees (all continuing)	(110.2)	-	(110.2)	(101.2)
Group turnover	2,322.1	-	2,322.1	2,366.3
Operating expenses	(1,930.7)	(49.4)	(1980.1)	(1,914.4)
Group operating profit				
Continuing operations	388.6	(49.4)	339.2	452.6
Acquisitions	2.4	-	2.4	-
Continuing operations	391.0	(49.4)	341.6	452.6
Discontinued operations	0.4	-	0.4	(0.7)
Group operating profit	391.4	(49.4)	342.0	451.9
Share of profit of associates (all continuing)	4.1	-	4.1	3.6
Total operating profit	395.5	(49.4)	346.1	455.5
Loss on disposal of businesses	-	-	-	(11.7)
Profit on ordinary activities before interest	395.5	(49.4)	346.1	443.8
Interest payable (net)	(48.3)	-	(48.3)	(47.0)
Profit on ordinary activities before taxation	347.2	(49.4)	297.8	396.8
Tax on profit on ordinary activities (note 4)			(81.6)	(105.2)
Profit on ordinary activities after taxation			216.2	291.6
Equity minority interests			(1.7)	(1.5)
Profit for the financial year attributable to shareholders			214.5	290.1
Equity dividends			(120.7)	(110.1)
Profit retained for the financial year			93.8	180.0
Basic earnings per 1p share			11.87p	15.83p
Adjusted earnings per 1p share			14.30p	16.47p
Diluted earnings per 1p share			11.87p	15.81p
Dividends per 1p share			6.71p	6.10p
Weighted average number of shares (million)			1,807.8	1,832.6
Number of shares in issue at period end (million)			1,810.1	1,824.4

CONSOLIDATED BALANCE SHEET

		At 31st December 2004 £m	At 31st December 2003 £m restated
Fixed assets	Intangible assets	**192.9**	195.7
	Tangible assets	**675.7**	662.8
	Investments	**9.6**	11.7
		878.2	870.2
Current assets	Stocks	**40.4**	45.2
	Debtors due within one year	**455.7**	451.8
	Debtors due after more than one year	**184.9**	167.6
	Short term deposits and cash	**206.1**	272.8
		887.1	937.4
Creditors – amounts falling due within one year	Creditors	**(763.1)**	(754.9)
	Bank and other borrowings	**(201.3)**	(82.9)
		(964.4)	(837.8)
	Net current (liabilities)/assets	**(77.3)**	99.6
	Total assets less current liabilities	**800.9**	969.8
Creditors – amounts falling due after more than one year	Creditors	**(10.9)**	(10.4)
	Bank and other borrowings	**(1,140.4)**	(1,397.8)
		(1,151.3)	(1,408.2)
Provisions for liabilities and charges	Provisions for liabilities and charges	**(209.0)**	(186.2)
	Net liabilities	**(559.4)**	(624.6)
Equity capital and reserves	Called up share capital	**18.1**	18.2
	Share premium account	**49.5**	49.2
	Capital redemption reserve	**19.7**	19.6
	Treasury shares	**(11.1)**	(12.0)
	Other reserves	**9.2**	8.9
	Profit and loss account	**(655.0)**	(715.0)
	Equity shareholders' funds	**(569.6)**	(631.1)
	Equity minority interests	**10.2**	6.5
	Capital employed	**(559.4)**	(624.6)

EARNINGS PER SHARE

		Year to 31st December 2004	Year to 31st December 2003
Basic earnings per share	Profit attributable to shareholders	**£214.5m**	£290.1m
	Weighted average number of shares	**1,807.8m**	1,832.6m
	Basic earnings per share	**11.87p**	15.83p
Adjusted earnings per share	Profit attributable to shareholders	**£214.5m**	£290.1m
	Add back exceptional items (note 2)	**£44.1m**	£11.7m
	Adjusted profit attributable to shareholders	**£258.6m**	£301.8m
	Weighted average number of shares	**1,807.8m**	1,832.6m
	Adjusted earnings per share	**14.30p**	16.47p
Diluted earnings per share	Profit attributable to shareholders	**£214.5m**	£290.1m
	Weighted average number of shares	**1,807.8m**	1,832.6m
	Effect of share options	**-**	2.5m
	Adjusted average number of shares	**1,807.8m**	1,835.1m
	Diluted earnings per share	**11.87p**	15.81p

CONSOLIDATED CASH FLOW STATEMENT

		Year to 31st December 2004 £m	Year to 31st December 2003 £m
Operating activities	Operating profit	**342.0**	451.9
	Non cash items	**50.2**	-
	Depreciation charge (net of recovery on disposals)	**160.4**	157.0
	Net movement in working capital	**(0.5)**	1.4
	Net cash inflow from operating activities	**552.1**	610.3
Associates' dividends	Dividends received from associates	**3.8**	1.3
Returns on investments and servicing of finance	Interest received	**55.5**	49.3
	Interest paid	**(99.7)**	(104.7)
	Interest element of finance lease payments	**(1.7)**	(1.9)
	Dividends paid to minority interests	**(0.7)**	(0.6)
	Net cash outflow from returns on investments and servicing of finance	**(46.6)**	(57.9)
Taxation	Tax paid	**(98.1)**	(111.9)
Capital expenditure and financial investment	Purchase of tangible fixed assets	**(191.4)**	(187.8)
	Less: financed by leases	**11.0**	13.1
		(180.4)	(174.7)
	Sale of tangible fixed assets	**12.0**	15.3
	Net cash outflow for capital expenditure and financial investment	**(168.4)**	(159.4)
Acquisitions and disposals	Purchase of companies and businesses	**(27.5)**	(21.2)
	Disposal of companies and businesses	**6.7**	6.4
	Net cash outflow from acquisitions and disposals	**(20.8)**	(14.8)
Equity dividends paid	Dividends paid to equity shareholders	**(113.5)**	(104.4)
	Net cash inflow before use of liquid resources and financing	**108.5**	163.2
Management of liquid resources	Movement in short term deposits with banks	**126.5**	13.0
Financing	Issue of ordinary share capital	**0.3**	2.9
	Own shares purchased	**(24.2)**	(75.9)
	Net loan movement	**(195.9)**	(9.8)
	Capital element of finance lease payments	**(13.6)**	(12.8)
	Net cash outflow from financing	**(233.4)**	(95.6)
Net cash	**Increase in net cash in the year**	**1.6**	80.6

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year to 31st December 2004 £m	Year to 31st December 2003 £m
Profit for the financial year	**214.5**	290.1
Gain on sale of interest in South African business (note 3)	**14.2**	-
Adjustment to goodwill (note 5)	**(16.4)**	-
Currency translation adjustments	**(4.7)**	(3.6)
Total gains and losses recognised in the Financial Year	207.6	286.5

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	Year to 31st December 2004 £m	Year to 31st December 2003 £m
Profit for the financial year	**214.5**	290.1
Equity dividends	**(120.7)**	(110.1)
Profit retained for the financial year	**93.8**	180.0
New share capital issued	0.3	2.9
Own shares purchased	**(24.2)**	(73.1)
Negative goodwill written back on disposals	**(2.4)**	(1.7)
Deferred share awards and share options exercised	**0.9**	-
Other recognised gains/(losses) in the financial year	**(6.9)**	(3.6)
Net change in equity shareholders' funds	**61.5**	104.5
Equity shareholders' funds at 1st January as reported	**(631.1)**	(723.6)
Prior year adjustment on adoption of UITF 38	-	(12.0)
	(631.1)	(735.6)
Equity shareholders' funds at 31st December	(569.6)	(631.1)

RECONCILIATION OF MOVEMENT IN NET DEBT

	Year to 31st December 2004 £m	Year to 31st December 2003 £m
Net debt at 1st January	**(1,207.9)**	(1,260.4)
Change in net cash in the year	**1.6**	80.6
Acquisitions	**(0.4)**	(2.5)
Disposals	**2.7**	1.0
Movement in deposits and loans	**69.4**	(3.2)
Finance lease movements	**2.6**	(0.3)
Currency translation adjustments	**(3.6)**	(23.1)
Net debt at 31st December	(1,135.6)	(1,207.9)

Notes

1. The profit and loss accounts and the cash flow statements for the years to 31st December 2004 and 31st December 2003, have been translated at average exchange rates for the relevant periods. Balance sheets have been translated at period end exchange rates. The results of continuing operations within the segmental commentaries have been translated at 2003 average exchange rates for both periods.

2. Exceptional items charged against operating profit represent one-off significant items occurring in the year (2003: £nil). These comprise:

	At 2004 average exchange rates	At 2003 average exchange rates
Impairment of goodwill	£14.4m	£15.5m
Impairment of fixed assets in a US Facilities Management business	£9.3m	£10.4m
Additional vacant property and environmental provisions *	£19.7m	£20.2m
Potential uninsured loss on a discontinued business *	£6.0m	£6.0m
	£49.4m	£52.1m

* These are managed centrally and therefore have not been allocated to a business segment

The impairment of goodwill was made following the deterioration in performance experienced during the year in six businesses, namely US Tropical Plants (£9.8m at 2004 average exchange rates), German Hospital Services (£3.6m at 2004 average exchange rates) and four other businesses in the Hygiene and Facilities Management sectors, mainly in Asia Pacific and Africa.

Exceptional items charged below operating profit represent the profit made on the disposal (£nil at 2004 average exchange rates and £0.3m at 2003 average exchange rates) of three small businesses sold during the year in the Facilities Management and Parcels Delivery sectors, partially offset by the creation of a provision required for the estimated cost of exiting a business in the Hygiene sector in Europe (consultations are taking place with representatives of the work-force on options available). The above amounts include the write back to the profit and loss account of £3.3m of negative goodwill.

3. The gain on disposal of a 25.1 % interest in our South African business as part of a "black economic empowerment" (B.E.E) initiative, as outlined in the Trading Statement issued on 30th November 2004, has not been included in the profit and loss account as it has not been realised due to the vendor financed nature of the transaction, instead it has been taken to the statement of total recognised gains and losses.

4. Tax comprises UK Corporation Tax (less double taxation relief) of £26.7m (2003: £40.8m) and overseas tax of £54.9m (2003: £64.4m).

   At 27.4% (2003: 26.5%) the company's effective tax rate is 4.2% (2003: 5.6%) below its underlying tax rate based on its geographical spread of profits, principally as a result of benefiting from tax losses £2.0m (2003: £1.0m), goodwill amortisation £0.7m (2003: £1.4m), adjustments in respect of prior periods £20.5m (2003: £23.7m), exceptional items (£9.5m) (2003: (£3.4m)) and other items (£1.3m) (2003: (£0.5m)).

5. The adjustment to goodwill was made following a detailed review of the goodwill balance in preparation for transition to IFRS. This review revealed that the consideration and goodwill in respect of one acquisition made in 2000 necessitated an adjustment. The position has been corrected through the statement of total recognised gains and losses to be consistent with the original accounting.

6. The financial information has been prepared on the basis of the accounting policies set out in the full year 2003 Annual Report with the exception of the adoption of UITF 38 which required a restatement of shareholders' funds following the transfer of treasury shares from investments.

7. The financial information in this statement is not audited and does not constitute statutory accounts within the meaning of s.240 of the Companies Act 1985 (as amended).

8. There will be a presentation to analysts at 9.30 am today at the offices of UBS at 1 Finsbury Avenue, London EC2M 2PP. A copy of the slides and a live webcast of the presentation will be available via the Company's website (www.rentokil-initial.com) as well as a playback as soon as practicable after the presentation closes.

9. Copies of the Annual Report will be despatched to shareholders and will also be available from the company's registered office at Felcourt, East Grinstead, West Sussex, RH19 2JY.

Financial Calendar Final dividend to be paid on 3rd June 2005 to shareholders on the register on 6th May 2005.

Annual Report expected to be despatched to shareholders in April 2005.

Annual General Meeting at The Plaisterers Hall, No. 1 London Wall, London, EC2Y 5JU on 26th May 2005 at 11.00am.